PMU News Release #11-02 TSX: PMU OTCQX: PFRMF

March 22, 2011

Upcoming CAFTA Hearings Delayed

Pac Rim Cayman LLC (“PacRim”), a subsidiary of Pacific Rim Mining Corp. (collectively with its subsidiaries, “Pacific Rim” or “the Company”), has been informed by the International Centre for Settlement of Investment Disputes (“ICSID”) that hearings previously scheduled for March 23 – 26, 2011 have been postponed to May 2 – 5, 2011 due to an unforeseen logistical problem (unrelated to PacRim). These postponed hearings pertain to the arbitration claim brought by PacRim and the Company’s Salvadoran subsidiaries against the Government of El Salvador (“GOES”) through the provisions of the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador, as disclosed in the Company’s previous quarterly and annual reports and news releases, available at www.pacrim-mining.com and www.sedar.com.

The purpose of these hearings is for the ICSID Tribunal to hear argument and witness testimony regarding a Jurisdiction Objection filed by the GOES in August 2010 wherein the GOES asserts that ICSID does not have jurisdiction to hear PacRim's investment claims based primarily on issues of nationality. The Jurisdiction Objection was filed immediately after the ICSID Tribunal panel unanimously rejected all of the GOES’s arguments made in an earlier Preliminary Objection (filed under Articles 10.20.4 and 10.20.5 of CAFTA) and issued a ruling in favor of PacRim. As with the Preliminary Objection, PacRim asserts the Jurisdiction Objection is without merit and looks forward to presenting its arguments and witness testimony to the Tribunal panel in May.

Overview
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the high grade, vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company is actively pursuing additional exploration opportunities elsewhere in the Americas. All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its: U.S. subsidiaries Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc., and Dayton Mining (U.S.) Inc.; Salvadoran subsidiaries Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”); and, Panamanian subsidiary Minera Verde, S.A. (“Minera Verde”) inclusive. Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: factors that may influence ICSID’s rescheduling of the Jurisdiction Objection hearings such as availability of the Tribunal panel members, claimant representatives, respondent representatives and

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com witnesses; and the outcome of the GOES’s Jurisdiction Objection. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com